Exhibit 99.89

INFORMATION CIRCULAR AND PROXY STATEMENT FOR THE ANNUAL

MEETING OF THE UNITHOLDERS TO BE HELD ON MAY 30, 2005

This information circular and proxy statement (“Circular”) is furnished in connection with the solicitation of proxies for use at the annual meeting of the holders of trust units and the special voting unit (“Unitholders”) of StarPoint Energy Trust (the “Trust”) to be held on Monday, May 30, 2005 at the Bow Valley Square Conference Centre, 205 - 5th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) and any adjournment or adjournments thereof (the “Meeting”) for the purposes set forth in the accompanying Notice of Meeting.  Information contained in this Circular is given as at April 15, 2005, unless otherwise stated.

RECORD DATE

The record date for the Meeting is April 12, 2005.  Only Unitholders of record at the close of business on April 12, 2005 will be entitled to vote at the Meeting.

SECURITIES ENTITLED TO VOTE

The Trust has two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units (“Trust Units”) and special voting units (“Special Voting Units”). Each Trust Unit outstanding on the record date is entitled to one vote.

A single Special Voting Unit was issued to Olympia Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares (“Exchangeable Shares”) issued by the Trust’s subsidiary, StarPoint Energy Ltd. (the “Administrator”), in connection with a plan of arrangement completed on January 7, 2005.  This Special Voting Unit is entitled to a number of votes equal to the number of Trust Units into which the Exchangeable Shares are exchangeable as at the record date. The Trust Units and the Special Voting Unit vote together as a single class on all matters. Olympia Trust Company is required to vote the Special Voting Unit in the manner that the holders of Exchangeable Shares instruct and to abstain from voting on the Exchangeable Shares for which it does not receive instructions. The procedures for holders of Exchangeable Shares to instruct Olympia Trust Company in respect of voting at the Meeting are discussed below under the heading “Voting by Holders of Exchangeable Shares”.

SOLICITATION OF PROXIES FROM UNITHOLDERS

Management of the Administrator, on behalf of the Trust, is soliciting proxies from Unitholders for the Meeting.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Administrator, who will not be specifically remunerated therefor. The cost of solicitation will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXIES BY UNITHOLDERS

Registered Unitholders may vote in person at the Meeting or they may appoint another person, who does not have to be a Unitholder, as their proxy to attend and vote in their place. The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer of the Administrator.

A UNITHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY PROVIDED WITH THIS CIRCULAR.  TO EXERCISE THIS RIGHT THE UNITHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, the proxy must be mailed so as to be deposited at the office of the Trust’s transfer agent, Olympia Trust Company, 2300, 125 — 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting.  The instrument appointing a proxy shall be in writing under the hand of the Unitholder or his attorney, or, if such Unitholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Unitholder who has submitted a proxy may revoke it by instrument in writing executed by the Unitholder or his attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either at the office of the Trust’s transfer agent, Olympia Trust Company, 2300, 125 — 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXY HOLDERS

The Trust Units represented by proxies in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made. In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of the Circular, management of the Administrator knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

Olympia Trust Company holds one Special Voting Unit.  The Special Voting Unit is entitled to that number of votes at the Meeting equal to the number of Trust Units into which Exchangeable Shares are currently exchangeable, multiplied by the number of votes to which each Trust Unit is entitled (currently one vote).

Each holder of Exchangeable Shares is entitled to give Olympia Trust Company voting instructions for a number of votes equal to the number of Trust Units into which that holder’s Exchangeable Shares are exchangeable as at the record date. The procedures for holders of exchangeable shares to instruct Olympia Trust Company about voting at the Meeting are explained in the Voting Direction for Holders of Exchangeable Shares (the “Voting Direction”) that has been provided to holders of Exchangeable Shares with this Circular.  Olympia Trust Company will exercise each vote only as directed by the relevant holder on the Voting Direction.  In the absence of instructions from a holder as to voting, Olympia Trust Company will not exercise those votes. A holder of Exchangeable Shares may also instruct Olympia Trust Company to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Administrator a proxy to vote those votes.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law, a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Olympia Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of Olympia Trust Company in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Unitholders as a substantial number of the Unitholders do not hold Trust Units in their own name.

Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Unitholders and requests the Beneficial Unitholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a proxy from ADP cannot use that proxy to vote Trust Units directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of the Administrator as the registered holders of Exchangeable Shares are entitled to instruct Olympia Trust Company as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

OUTSTANDING VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the record date of April 12, 2005, 27,409,245 Trust Units were issued and outstanding.  Each Trust Unit outstanding on the record date is entitled to one vote.

As at the record date of April 12, 2005, one Special Voting Unit was issued and outstanding.  This Special Voting Unit is entitled to a number of votes equal to the number of Trust Units into which the outstanding Exchangeable Shares are exchangeable as at the record date.  There were 2,126,228 Exchangeable Shares outstanding at the record date, exchangeable into 2,170,369 Trust Units.  The Special Voting Unit will therefore be entitled to an aggregate of 2,170,369 votes at the Meeting.

In a report filed on SEDAR on April 8, 2005, Acuity Investment Management Inc. of Toronto, Ontario advised that it controlled 3,038,875 Trust Units as at March 31, 2005.  These Trust Units would represent 10.27% of the combined voting rights attaching to the Trust Units and the Special Voting Unit. Other than Acuity Investment Management Inc., to the best of the knowledge of the directors and officers of the Administrator, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Trust carrying more than 10% of the voting rights attached to the Trust Units and the Special Voting Unit.

THE ADMINISTRATOR

The Trust is an open ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to trust indenture dated December 6, 2004 (the “Trust Indenture”).  Pursuant to the Trust Indenture and an administration agreement dated December 6, 2004 between Olympia Trust Company and the Administrator, the Administrator has generally been delegated the significant management decisions of the Trust.  The Trust owns all of the common shares of the Administrator.

The matters to be considered at the Meeting include the fixing of the number of directors of the Administrator and the election of directors of the Administrator.  The Trust will be obligated under the Trust Indenture to vote its securities of the Administrator to give effect to the resolutions of the Unitholders passed at the Meeting.

Because of the role the Administrator in managing the Trust, certain information about the Trust required to be given in this Circular concerning, among other things, executive compensation and corporate governance has been provided with reference to the Administrator.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

The following are the matters to be acted upon at the Meeting:

Item 1 - Fixing  the Number of Directors of the Administrator

The Unitholders will be asked to consider a resolution fixing the number of directors of the Administrator to hold office until the next annual meeting of the Unitholders.  Management of the Administrator proposes that the number of directors of the Administrator be set at 6.  There are presently 6 directors of the Administrator, each of whom retire from office at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of setting the number of directors of the Administrator to be elected at the Meeting at 6.

Item 2 - Election of Directors of the Administrator

The Unitholders will be asked to consider a resolution electing directors of the Administrator to hold office until the next annual meeting of the Unitholders. The following table provides the names and cities of residence of all persons nominated by management of the Administrator for election as directors of the Administrator, the position each currently holds with the Administrator, the principal occupations of such persons for the prior five years and the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each as at April 15, 2005.

Nominees	Position Presently Held	Principal Occupation	Trust Units and Exchangeable Shares Beneficially Owned, Controlled or Directed
Paul Colborne Calgary, Alberta	President, Chief Executive Officer and Director

President and Chief Executive Officer of the Administrator. From September, 2003 to January, 2005, President and Chief Executive Officer of StarPoint Energy Ltd. From June, 2001 to September, 2003, President, Chief Executive Officer and director of Crescent Point Energy Ltd. From 1993 to February, 2001, President and Chief Executive Officer of Startech Energy Inc.

150,981 Trust Units 193,207 Exchangeable Shares

Jim Bertram Calgary, Alberta	Director	President and CEO of Keyera Facilities Income Fund and its predecessor companies.	49,024 Trust Units

Fred Coles Calgary, Alberta	Director	President of Menehune Resources Ltd., a private oil and gas company. From 1994 to March, 2002, Executive Chairman of Applied Terravision Systems Inc., a computer software development company.	32,687 Trust Units

Jim Pasieka Calgary, Alberta	Director and Corporate Secretary

Partner with Heenan Blaikie LLP, a national law firm. From January, 2000 to September, 2001, Vice President, Corporate Development - Venture Capital with Cavendish Investing Ltd., a private investment company.

6,041 Trust Units 37,274 Exchangeable Shares

Nominees	Position Presently Held	Principal Occupation	Trust Units and Exchangeable Shares Beneficially Owned, Controlled or Directed
Robert G. Peters Calgary, Alberta	Director	President of Black Diamond Land Cattle Co. since October, 2002. From February, 1971 until September, 2002, Chairman of the Board of Peters & Co. Limited, an investment company founded by Mr. Peters.	8,069 Trust Units 250,000 Exchangeable Shares

Paul Starnino Calgary, Alberta	Director

President and Chief Executive Officer of P3 Energy Inc., a private oil and natural gas company. President and Chief Executive Officer of E3 Energy Inc. from October, 2002 to January, 2005. From January, 2002 to March, 2002, President and a consultant to Enerstar Resources. From January, 2001 to January, 2002, Chief Geophysicist at Richland Petroleum. From May, 2000 to December, 2000, President and a consultant to Enerstar Resources.

99,692 Trust Units

The Board of Directors of the Administrator (the “Board of Directors” or the “Board”) has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee.  The members of the audit committee are Jim Bertram, Robert G. Peters and Paul Starnino. The members of the compensation committee are Robert G. Peters, Jim Bertram and Jim Pasieka.  The members of the reserves committee are Fred Coles, Paul Starnino and Jim Pasieka. The members of the environmental, health and safety committee are Jim Bertram, Paul Starnino and Paul Colborne.

Each of the directors has been a director of the Administrator since the date of its amalgamation on January 7, 2005.  Upon election, each of the directors of the Administrator holds office until the next annual meeting of the Unitholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Administrator’s articles or by-laws.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form for the election of the above mentioned persons to the board of directors of the Administrator.  Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominee does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Unitholder has specified in his proxy that his Trust Units are to be withheld from voting on the election of directors.

Item 3 - Appointment of Auditors

Unitholders will be asked to consider a resolution appointing auditors of the Trust to act until the next annual meeting of the Unitholders.  Management of the Administrator proposes that the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Trust.  KMPG LLP have been the auditors of the Trust since inception and had been the auditors of StarPoint Energy Ltd., one of the corporations amalgamated to form the Administrator, since August 21, 2003.  Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of appointing KPMG LLP as auditors of the Trust.

Item 4 — Other Business

The financial statements of the Trust for the financial year ended December 31, 2004 will be put before the Unitholders at the Meeting.  The officers of the Administrator will report on recent events of significance to the Trust and on other matters of interest to the Unitholders. The directors and officers of the Administrator are not aware of any matters, other than those indicated above, which may submitted to the Meeting for action.  However, if any other matters should properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

CORPORATE GOVERNANCE PRACTICES

In February, 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report which included proposed guidelines for effective corporate governance (the “Guidelines”). The Guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The TSX requires every listed company incorporated in Canada or a province of Canada to disclose on an annual basis its approach to corporate governance with reference to the Guidelines.  On March 26, 2002, the Board of Directors of the TSX approved certain amendments to the Guidelines. Although the proposed amendments are not yet in force, the TSX is encouraging issuers to disclose their corporate governance practices against the proposed amendments.  The Administrator’s corporate governance practices and disclosure with respect to the Guidelines are set forth in Appendix “A” to this Circular.

In late 2004, the Canadian Securities Administrators (“CSA”) published for comment a proposed national instrument entitled “Disclosure of Corporate Governance Practices” and a proposed national policy entitled “Corporate Governance Guidelines”.   In January, 2005, the CSA issued a staff notice advising that the comments received were being considered and it was anticipated that the proposed national instrument and national policy would be effective for financial years ending on or after June 30, 2005.   It is anticipated that the TSX will revoke the Guidelines once the new national instrument and policy are in place.  The Board and management of the Administrator will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that the Administrator’s corporate governance practice complies with all applicable legal requirements.

RESTRICTED UNIT PLAN

The rules of the TSX require the Trust to provide certain annual disclosure concerning any security based compensation plan that it maintains.  The only security based compensation plan maintained by the Trust is its restricted unit plan (the “Restricted Unit Plan”), which is described below.

The Restricted Unit Plan authorizes the Trust to grant, as a bonus for no additional consideration, restricted Trust Units (“Restricted Units”) to certain directors, officers, consultants or employees of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder for cash or Trust Units. The Restricted Unit Plan is an alternative to the discretionary incentive bonus plans and unit right incentive plans employed by many other trusts.  A copy of the full text of the Restricted Unit Plan may be obtained under the Trust’s profile on SEDAR at www.sedar.com.

The purpose of the Restricted Unit Plan is to provide incentive bonus compensation to participants, which is calculated based on the grant of Restricted Units and the appreciation in value of the Trust Units (including distributions payable in respect thereof) from the date of grant until the date of redemption, thereby rewarding their efforts in the year of grant and providing additional incentive for their continued efforts in promoting the growth and success of the business of the Trust, as well as assisting the Trust in attracting and retaining senior management personnel and directors.

The number of Restricted Units subject to each grant, the expiration date of each Restricted Unit and other terms and conditions relating to each such Restricted Unit is be determined by the Board.  Restricted Units shall, unless otherwise determined by the Board, vest and become available for redemption as to 33 1/3% on each of the first, second and third anniversaries of the date of grant.  Under the Restricted Unit Plan, vesting of Restricted Units may be accelerated in certain circumstances, including upon a change of control of the Trust or the Administrator, upon the making of a take-over proposal for the Trust or at the discretion of the Board of Directors of the Administrator.  Restricted Units will expire on December 31 of the third year following the year of grant.

Each Restricted Unit will give the holder the right to receive from the Trust, upon each vesting date with respect to such portion of the Restricted Units which has vested, an amount equal to the fair market value of such Restricted Unit on the redemption date.  For the purposes of the Restricted Unit Plan, the fair market value of a Restricted Unit on any date shall be the weighted average of the prices at which the Trust Units traded on the TSX for the five (5) trading days immediately preceding such date.  In addition, commencing from the date of the grant of the Restricted Unit and continuing until the date the Restricted Unit is redeemed or the date on which the Restricted Unit is terminated in accordance with the terms of the Restricted Unit Plan, the holder of a Restricted Unit shall be entitled to receive from the Trust an amount equal to the amount of any distribution by the Trust to holders of Trust Units.  Restricted Units may not be assigned by the holders thereof.

At the discretion of the Board and subject to the terms and conditions of the Restricted Unit Plan, amounts owing to a holder of Restricted Units may be satisfied by: (i) the issuance from treasury of Trust Units having a fair market value equivalent to the amount owing;  (ii) through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such holder, of Trust Units having a fair market value equivalent to the amount owing; or (iii) by the payment to the holder of cash.

Subject to any express resolution passed at any time by the Board to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, if the employment of a holder of Restricted Units with the Trust or its subsidiaries is terminated or is alleged to have been terminated for cause, any Restricted Units granted to such holder which have not yet vested at such time shall terminate.

Subject to any express resolution passed at any time by the Board to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, in the event of the resignation, retirement or ceasing to act of a holder of Restricted Units or the termination of the employment of the holder for any reason other than for cause, such holder shall have a period of 90 days or until the expiry date of the Restricted Units to redeem any vested Restricted Units and any Restricted Units granted to such holder which have not yet vested shall terminate and become null and void.

Subject to any express resolution passed at any time by the Board to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, upon the death or disability of a holder of Restricted Units, any Restricted Units granted to such holder which have not yet vested as at the date of the death or disability shall terminate and become null and void, and any vested Restricted Units as at the date of death or disability shall remain available for redemption by the executor, administrator or personal representative of such holder for a period of one year or until the expiry date of the Restricted Units, and failing such redemption, such vested Restricted Units shall be deemed to have been redeemed.

The number of Trust Units reserved at any time for issuance pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, may not exceed 5% of the aggregate number of Trust Units and Exchangeable Shares issued and outstanding at that time.

Any grant of Restricted Units under the Restricted Unit Plan shall be subject to the following restrictions:

1.                                      the number of Trust Units issued to insiders (as defined in the Restricted Unit Plan), together with Trust Units issued under any other share compensation arrangements of the Trust, within a one-year period, must not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares;

2.                                      the number of Trust Units reserved for issuance to any one person pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, must not exceed 1% of the aggregate issued and outstanding Trust Units and Exchangeable Shares; and

3.                                      the number of Trust Units reserved for issuance to non-management directors of the Administrator pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, must not exceed 0.5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares.

Subject to any necessary regulatory approval, the Board may make amendments to the Restricted Unit Plan in whole or in part, including, without limitation, amendments to extend or restrict eligibility for participation in the Restricted Unit Plan, but may not, without the approval of the Unitholders of the Trust, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury under the Restricted Unit Plan or which may otherwise require Unitholder approval, except for certain adjustments to account for any subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction involving the Trust Units.

The following table summarizes, as of April 15, 2005, the number of Restricted Units that have been granted under the Restricted Unit Plan since its inception, the number of Restricted Units outstanding, the number of Trust Units issuable pursuant to outstanding Restricted Units and the number of Restricted Units available for grant.

	Number	Percentage of Currently Outstanding Trust Units and Exchangeable Shares
Restricted Units Granted Since Inception	468,500	1.6%
Restricted Units Outstanding	468,500	1.6%
Trust Units Issuable under Outstanding Restricted Units	468,500	1.6%
Restricted Units available for Grant	1,012,984	3.4%

EXECUTIVE COMPENSATION

General

The Trust did not commence active business operations until the completion on January 7, 2005 of a plan of arrangement involving, among others, StarPoint Energy Ltd. (“StarPoint”), E3 Energy Inc. (“E3”), the Trust, Mission Oil & Gas Inc, the securityholders of StarPoint and the securityholders of E3 (the “Arrangement”). As part of the Arrangement, the Administrator was formed through the amalgamation of StarPoint, E3 and a wholly-owned subsidiary of the Trust.  The Administrator directly or indirectly holds all of the assets held by StarPoint and E3 prior to the Arrangement, other than those assets transferred to Mission Oil & Gas Inc. as part of the Arrangement.  The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by StarPoint and E3 prior to the Arrangement becoming effective.

Applicable securities laws require the Trust to provide disclosure in this section of the Circular of the compensation paid to the President and Chief Executive Officer, the Chief Financial Officer and each of the next three most highly paid executive officers who were paid more than $150,000 and who were serving as such as at December 31, 2004 (collectively, the “Named Executive Officers”).  As the Trust did not carry on any active business and the Administrator was not formed until January 7, 2005, the information provided in this section of the Circular discloses the compensation paid by StarPoint, as the predecessor of the Administrator, to the Named Executive Officers.  Paul Colborne and Brett Herman, the former President and Chief Executive Officer and Vice-President, Finance and Chief Financial Officer of StarPoint, respectively, were appointed to the same offices in the Administrator following the completion of the Arrangement.  The remaining Named Executive Officers did not become officers of the Administrator following the completion of the Arrangement and are not currently employed by the Administrator.

Summary of Compensation of Named Executive Officers

The following table provides a summary of the compensation paid by StarPoint to the Named Executive Officers during the financial years ended December 31, 2004 and 2003.  As StarPoint did not commence active business operations until September 5, 2003, the information below for the year ended 2003 reflects only the compensation paid from September 5, 2003 to December 31, 2003.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	($)	($)	($)
Paul Colborne President and CEO	2004 2003	150,000 27,756	250,000 55,000	— —	225,000 250,000	— —	— —	— —
Brett Herman V.P. Finance and CFO	2004 2003	145,000 33,333	225,000 40,000	— —	225,000 250,000	— —	— —	— —
Peter Bannister(2) V.P. Exploration & Development	2004 2003	93,400 —	225,000 —	— —	210,000 —	— —	— —	235,200 —	(3)
Trent Yanko V.P. Production	2004 2003	145,000 20,833	225,000 40,000	— —	225,000 250,000	— —	— —	— —
Nathan MacBey Manager, Land	2004 2003	110,000 26,681	150,000 35,000	— —	115,000 120,000	— —	— —	— —

Notes:

(1)                                 Perquisites and other personal benefits did not exceed 10% of the total annual salary and bonus of the Named Executive Officer.

(2)                                 Mr. Bannister commenced employment on May 10, 2004.

(3)                                 Mr. Bannister received this amount pursuant to an agreement dated May 10, 2004 between Mr. Bannister and StarPoint pursuant to which Mr. Bannister was entitled to receive specified cash bonuses of $78,400 on or before May 10, 2005 and $156,800 on or before May 10, 2006.  Under the terms of this agreement, these bonuses were accelerated and became payable with the completion of the Arrangement.

Stock Option Grants

During 2004, an aggregate of 1,000,000 options to purchase common shares of StarPoint were granted by StarPoint to the Named Executive Officers. The following table provides information concerning the options granted to the Named Executive Officers.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in 2004	Exercise or Base Price	Market Value of the Common Shares on the Day Prior to the Date of Grant	Expiration Date
	(#)		($/Share)	($/Share)
Paul Colborne	225,000	7%	$3.88	$3.88	May 31, 2009
Brett Herman	225,000	7%	$3.88	$3.88	May 31, 2009
Peter Bannister	210,000	6.7%	$3.88	$3.88	May 31, 2009
Trent Yanko	225,000	7%	$3.88	$3.88	May 31, 2009
Nathan MacBey	115,000	3.6%	$3.88	$3.88	May 31, 2009

Notes:

(1)                                 As part of the Arrangement, all of the outstanding options to acquire StarPoint common shares were exchanged for options exercisable to acquire Trust Units, all of which options have been exercised.Stock Option Exercises

The Named Executive Officers did not exercise any options to purchase common shares of StarPoint during 2004.  The following table provides information regarding the aggregate number of options, exercisable and unexercisable, held and the value of unexercised options as at December 31, 2004.

Name	Unexercised Options at December 31, 2004(2) Exercisable / Unexercisable	Value of Unexercised in-the- Money Options at December 31, 2004(1) Exercisable / Unexercisable
	(#)	($)
Paul Colborne	241,668 / 233,332	$529,845 / $424,656
Brett Herman	241,668 / 233,332	$529,845 / $424,656
Peter Bannister	70,000 / 140,000	$99,400 / $198,800
Trent Yanko	241,668 / 233,332	$529,845 / $424,656
Nathan MacBey	118,334 / 116,666	$275,234 / $210,466

Notes:

(1)                                 Based on the difference between the closing price of $5.30 per common shares of StarPoint on the TSX on December 31, 2004 and the exercise price of the options, multiplied by the number of common shares under option.

(2)                                 As part of the Arrangement, all of the outstanding options to acquire StarPoint common shares were exchanged for options exercisable to acquire Trust Units, all of which options have been exercised.

Employment Contracts and Change of Control

As at December 31, 2004, StarPoint had executive employment contracts in place with three of the Named Executive Officers, being Brett Herman, Peter Bannister and Trent Yanko, but did not have any employment contracts in place with Paul Colborne or Nathan MacBey.  Each of these agreements was for an indefinite term, but could be terminated by the applicable officer on 30 days notice to StarPoint.  The agreements set the annual salary for each of the officers at $145,000, subject to annual review, and provided for bonuses at the discretion of the board of directors of StarPoint.  In the event of a change of control of StarPoint, material change of responsibility of the officer, relocation of the officer or termination of the agreement by StarPoint without just cause, the agreements provided for the immediate vesting of all options held by the officer that would have otherwise vested in the following 24 months and the payment to the officer of an amount equal to (i) the annual salary of the officer, (ii) the value of a cash bonus, calculated based on actual bonuses paid in previous years, and (iii) 15% of the annual salary of the officer in lieu of benefits.  These agreements were terminated in conjunction with the completion of the Arrangement.  The Arrangement did not trigger the change of control provisions of the agreements and the applicable officers did not receive any payments pursuant to these provisions as a result of the Arrangement.

REPORT TO THE UNITHOLDERS ON EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

The Compensation Committee of the Board of the Administrator exercises general responsibility regarding overall compensation of employees and executive officers of the Administrator, the Trust and any of its subsidiaries. It will annually review and recommend to the Board (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all executive officers, (iii) bonuses and grants of Restricted Units under the Restricted Unit Bonus Plan and (iv) major changes in benefit plans.  Final approval of all compensation items will rest with the full Board.

The Compensation Committee of the Board of the Administrator consists of Robert G. Peters, Jim Bertram and Jim Pasieka.  Jim Pasieka is also the Corporate Secretary of the Administrator.  Each of the members of the Compensation Committee is eligible to participate in the Trust’s Restricted Unit Plan.

Basis of Compensation for Executive Officers

The purposes of the Trust’s executive compensation policy are to attract and retain individuals of high calibre to serve as officers of the Trust, to motivate their performance in order to achieve the Trust’s strategic objectives and to align the interests of executive officers with the long-term interests of the Unitholders. These objectives are to ensure that the Trust continues to grow on an absolute basis as well as to grow cash flow and earnings per Trust Unit. The Trust’s primary compensation policy is to pay for performance and, accordingly, the performance of the Trust and of the executive officers of the Administrator as individuals are both examined by the Compensation Committee.

The Compensation Committee will not set specific performance objectives in assessing the performance of the President and Chief Executive Officer of the Administrator.  Rather, the Compensation Committee intends to use its experience and judgment in determining an overall compensation package for the President and Chief Executive Officer.

Executive officer compensation will consist of essentially three components: (a) base salary; (b) bonuses; and (c) grants of Restricted Units under the Restricted Unit Bonus Plan. Each of these compensation elements is briefly described below.

Base Salaries

The Trust intends to pay base salaries that are competitive with those of comparable income trusts in the oil and gas industry. The Compensation Committee plans to compare the base salary of the President and Chief Executive Officer of the Administrator with that of chief executive officers at peer surveyed income trusts in the oil and gas industry and expects to set the pay level at or near the industry average for such position, adjusted for the Trust’s size. Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees, total general and administrative expense and daily production levels.

Bonuses

The Compensation Committee’s philosophy with respect to executive officer bonuses will be to align the issuance of bonuses with the performance of the Trust Units. The Trust currently does not have a formal bonus plan. The President and Chief Executive Officer of the Administrator will formally submit recommendations for executive bonuses at the annual Compensation Committee meeting.

Restricted Unit Bonus Plan

The Trust’s primary long-term incentive compensation program is the Restricted Unit Bonus Plan. The Compensation Committee believes that the Restricted Unit Bonus Plan will facilitate the attainment of the Trust’s strategic objectives and align the interests of executive officers and employees with the long-term interests of the Unitholders.

Submitted by the Compensation Committee

Robert G. Peters
Jim Bertram
Jim Pasieka

COMPENSATION OF DIRECTORS

The Administrator does not compensate directors on a per meeting basis, but each director of the Administrator is entitled to an annual stipend of $8,000.  The directors are reimbursed for their expenses to attend each board and committee meeting.  Each director is eligible to participate in the Trust’s Restricted Unit Plan.

Five of the Administrator’s six directors were directors of StarPoint prior to the completion of the Arrangement.  During 2004, StarPoint granted these directors an aggregate of 325,000 options to purchase StarPoint common shares at a weighted average exercise price of $3.88.  The Administrator’s other director was a director of E3 prior to the completion of the Arrangement.  During 2004, E3 did not grant any stock options.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No current or former director, officer or employee of the Trust or the Administrator was indebted to the Trust or the Administrator as at the date of this Circular.

At no time since the beginning of the financial year ended December 31, 2004 did any director or officer, or any associate of any such director or officer, owe any indebtedness to the Trust, the Administrator or the predecessors of the Administrator or owe any indebtedness to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust, the Administrator or the predecessors of the Administrator.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Trust, nominee for director of the Administrator, nor any affiliate or associate of any informed person or nominee for director, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the financial year ended December 31, 2004 which has materially affected or would material affect the Trust or its subsidiaries.

For the purposes of this Circular, an “informed person” means (i) a director or officer of the Trust or Administrator, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Trust carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Trust.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

No nominee for director of the Administrator is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Administrator has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ADDITIONAL INFORMATION AND AVAILABILITY OF FINANCIAL STATEMENTS

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information concerning the Trust is provided in its financial statements for the year ended December 31, 2004 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

Further information concerning the Audit Committee of the Board, including the text of the charter of the Audit Committee, is included in the Annual Information Form of the Trust dated March 28, 2005 under the heading “Audit Committee” and at Appendix C.  A copy of the Annual Information form is available on SEDAR.

The Trust will mail its annual and interim financial statements and accompanying management’s discussion and analysis to any Unitholder or Exchangeable Shareholder who requests them by (i) sending the enclosed return card to the Corporation’s agent, Olympia Trust Company, as directed, or (ii) contacting the Administrator at (403) 268-7800.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of the Administrator.

APPENDIX “A” - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and management of the Administrator believe in the importance of good corporate governance and its effectiveness in promoting enhanced Unitholder value. The Toronto Stock Exchange has required that listed corporations disclose their approach to corporate governance, making particular reference to the Guidelines.  When a corporation’s corporate governance system differs from these guidelines, it is required to give an explanation of the differences.  The Administrator’s corporate governance practices and disclosure with respect to the Guidelines are set out below.

TSX Guideline	Does the Administrator Align?	Practices of the Administrator

1. The Board of should explicitly assume responsibility for stewardship of the Administrator and specifically for:

(a)                                 adoption of strategic planning process and approval of a strategic plan;

(b)                                 identification of principal risks and implementing risk management systems;

(c)                                  succession planning and monitoring senior management;

(d)                                 communications policy; and

(e)                                  integrity of internal control and management information systems.

Yes

The Board is responsible for the overall stewardship of the Administrator and the Trust, planning, directing, and dealing with issues which are pivotal to determining corporate strategy and direction.

The Board meets regularly to consider and approve the strategic objectives of the Administrator and management proposals and plans designed to accomplish those objectives. Where appropriate, key management personnel and professional advisors are invited to attend meetings to speak to these issues.

The Board also meets as necessary to consider specific developments or opportunities as they arise, including asset and enterprise acquisitions and dispositions and financing proposals.

The Board approves, among other things, all issuances of securities of the Trust, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions. The Board considers, but has no formal policies, concerning management development and succession, risk management and communications.

Essential to strategic planning is assessing and understanding business risks and related control systems. The Board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks.

The Board, through the Audit Committee, requires management of the Administrator to put into place systems to address financial risks and to periodically report to the Board on these systems and risks. Implementations of these strategies are then monitored by the Board.

TSX Guideline	Does the Administrator Align?	Practices of the Administrator

The Board has specifically identified principal risks through its Audit Committee and reporting from the Chief Financial Officer and it continually monitors the principal financial, environmental and derivative risks which the Administrator faces.

The Board has a mandate to consider members of the Board and the Compensation Committee reviews the performance of the President and Chief Financial Officer.

Senior management of the Administrator is responsible for the issuance of press releases and contacts with the financial community. The Board is responsible for all principal continuous disclosure documents, the release of interim and annual financial statements, prospectuses and information circulars.

Management have implemented a procedure to ensure effective communication between the Trust, the Unitholders and the public. The Board has directly and, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies.

Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:

Compensation Committee:

Reviews annually employment and remuneration policies and recommendations.

Reserves Committee:

Ensures the integrity of and process surrounding preparation of independent engineering reserve evaluation.

Audit Committee:

The Board has delegated to the Audit Committee responsibility for compliance of financial reporting with accounting principles, oversight of internal systems and reporting of financial results to Unitholders.

The Audit Committee meets with representatives of Trust’s auditors in camera at least quarterly.

Environmental, Health and Safety Committee:

Review of environmental activities in terms of the environmental policy of the Administrator and of reporting its findings to the Board.

TSX Guideline	Does the Administrator Align?	Practices of the Administrator

2.                                      A majority of directors should be “unrelated”, meaning that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Administrator.

	Yes	The Board is made up of six members, of whom four are unrelated. As a result, a majority of the members of the Board are unrelated directors.

3. Disclose for each director whether he or she is related and how that conclusion was reached.	Yes

Paul Colborne is a related director as he is the President and Chief Executive Officer of the Administrator.

Jim Pasieka has a business relationship with the Administrator and the Trust as he is a partner of Heenan Blaikie LLP, which is law firm which provides legal services to the Administrator and the Trust. During 2004, the Trust, the Administrator and the predecessor of the Administrator paid approximately $430,000 in legal fees to Heenan Blaikie LLP. The Administrator does not consider this relationship to materially interfere with Mr. Pasieka’s ability to act in the best interests of the Trust and the Administrator and therefore considers Mr. Pasieka an unrelated director.

The remaining directors are unrelated directors as they are independent of management and are also free from any influence which could interfere with their ability to act in the best interests of the Administrator.

4.                                      The Board should appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the Board and for assessing directors on an ongoing basis.

No

The Board has no formal recruitment process with respect to nominees to the Board and, given the size of the Board, it has not yet formed a corporate governance committee.

The responsibility for recruitment has been undertaken by management and is discussed informally with other Board members prior to being brought forward.

5. The Board should implement a process for assessing effectiveness of the Board, its committees and individual directors.	Yes

The Board evaluates its effectiveness as a whole, the performance and contributions of its individuals and its committees on an on-going basis. The Board periodically reviews its overall profile to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and reviews its committees and their mandates, making appropriate recommendations as required.

TSX Guideline	Does the Administrator Align?	Practices of the Administrator
6. The Board should provide orientation and education programs for new directors.	No	The Administrator does not have a formal orientation program for new members of the Board as the Administrator’s activities are not sufficiently complex to require this.

7. The Board should examine its size, and undertake, where appropriate, a program to establish a board size which facilitates effective decision making.	Yes

The Administrator believes that its Board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board believes that its current size of six members promotes effectiveness and efficiency.

8. The Board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board, through its Compensation Committee, periodically reviews the adequacy and form of the compensation of directors.

9. Committees should generally be composed of non-management directors, the majority of whom are unrelated.	Yes

The Board currently has an Audit Committee, Compensation Committee, Reserves Committee and Environment, Health and Safety Committee. The Audit Committee, Compensation Committee and Reserves Committee are made up of solely of non-management, unrelated directors. Mr. Colborne, a management director, sits on the Environment, Health and Safety Committee. The remaining members of the Environment, Health and Safety Committee are non-management, unrelated directors.

10.                               The Board should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Administrator’s approach to governance issues. This committee would, among other things, be responsible for the Administrator’s response to these governance guidelines.

	No	Given the small number of directors, the Board as a whole continues to be responsible for the governance of the Administrator.

11.                               The Board should develop position descriptions for the Board and for the Chief Executive Officer and the Board should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Yes

The Board’s primary responsibility is to foster the long term success of the Trust and the Administrator, consistent with the Board’s fiduciary responsibility to the Unitholders to maximize Unitholder value.

The President and Chief Executive officer of the Administrator is accountable to the Board for meeting corporate objectives. The Board has plenary power. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board. Management develops annual corporate objectives which are presented to the Board at the time of the approval of the annual capital expenditure and general and administrative expense budgets.

TSX Guideline	Does the Administrator Align?	Practices of the Administrator
12. The Board should establish structures and procedures to enable the Board to function independently of management.	Yes

With the Board consisting of both related directors and unrelated directors, the Board has not been able to function totally independently of executive management. However, in matters that require independence of the Board from management, only the unrelated Board members take part in the decision making and evaluation. The Board regularly reviews the nature and quality of information provided to it by management.

13. The Board should establish an Audit Committee with a specifically defined mandate. The Audit Committee should be composed only of unrelated directors.	Yes

The Board has an Audit Committee is composed of three directors, each of whom are unrelated directors. The Audit Committee has a general mandate to monitor audit functions, recommend approval of financial statements to the Board, meet with the external auditors independently of management and review internal controls. Further information concerning the Audit Committee, including the text of the charter of the Audit Committee, is included in the Annual Information Form of the Trust dated March 28, 2005 under the heading “Audit Committee” and at Appendix C. A copy of the Annual Information form is available on SEDAR at www.sedar.com.

14. Implement a system to enable individual directors to engage outside advisors at the Administrator’s expense	No	The Administrator has no formal policy which allows outside directors to engage outside advisors at the Administrator’s expense.